NO ACT

PE
1-27-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF

09011056

Received SEC

APR 2 1 2009

Washington, DC 20549

April 21, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 04-21-2009

Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004-0231

Re: The Coca-Cola Company
Incoming letter dated January 27, 2009

Dear Mr. Lewis:

This is in response to your letter dated January 27, 2009 concerning the shareholder proposal submitted to Coca-Cola by Alice de V. Perry. We also have received a letter from Coca-Cola dated January 22, 2009. On January 21, 2009, we issued our response expressing our informal view that Coca-Cola could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: Sharon P. Nixon
Securities Counsel
Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

SANFORD J. LEWIS, ATTORNEY

January 27, 2009

Via Email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to the Coca-Cola Company seeking a Report on Policy Options to Enhance Transparency of Information to Consumers submitted by Alice de V. Perry

Dear Sir/Madam:

I am in receipt of the letter sent by the Coca-Cola Company on January 22, 2009 (hereafter referred to as "the Company's second letter") to the Division of Corporate Finance of the Securities and Exchange Commission. This letter was filed in response to our letter of January 15, 2009, which was filed in response to the company's original no action request of December 12, 2008. This letter is written on behalf of the proponent, Alice de V. Perry (the Proponent) who submitted the shareholder proposal in question to the Company.

A copy of this letter is being e-mailed concurrently to Sharon P. Nixon, Securities Counsel, The Coca-Cola Company.

RESPONSE

The proposal does not micromanage the business or infringe upon fundamental management tasks.

Unlike various proposals that have been rejected by staff for micromanagement which attempted to set a standard for a company on a specific issue. Instead of directing the company to do anything in particular with regard to labeling packaging or marketing materials, the resolution simply poses the broad problem of consumer transparency and asks the company to issue a report describing how it is going to respond to the very clear policy challenge in this area.

We believe the language stated in a supporting statement was clearly suggestive and not mandatory. The company argues in its second letter that that the language of the supporting statement of the resolution, by using 'should' instead of 'recommend' makes the scope of the resolution too specific and therefore would interfere and/or micromanage the day to day operations of the company, making the resolution excludable.

The proponents believe that this argument is not tenable; had the proponents intended to prescribe specific actions by the Company, the supporting statement would have read 'The report shall evaluate options for implementations, including improved labeling, internet

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

dissemination…' etc.

Instead, the proposal uses "The proponents believe" and precedes the examples with 'such as,' demonstrating that the proponents' intent was to be suggestive; that is, the examples given of possible options for implementation of new policies to improve disclosure of product quality information are in no way the only options that may be considered by the Company. Said examples were provided to clarify the type of options that might be discussed; these options are not new or unfamiliar to the company, but are typical types of product quality disclosure methods that are common parlance within the Company's industry at large.

The resolution does not require excludable evaluation of risk.

In considering whether a resolution presents an excludable evaluation of risk, the focus is on whether the subject matter of an evaluation requested by shareholders necessitates a focus on financial risk issues, or whether it can clearly be done in a manner that does not involve such financial risk assessment. In this case, the policy options in question regarding the kinds of consumer information the company provides can be considered and evaluated without getting into complex financial risk analysis. As such it should not be excludable under the risk evaluation criterion.

We agree with the company that the question in considering whether a resolution relates to excludable risk evaluation does not turn on whether the word "risk" is present in the resolution. However, in contrast to the present resolution, each of the resolutions that the company cites in its second letter involved by implication a financial impact analysis by the company. In *Homes Inc*. (March 1, 2007) (January 17, 2008), the proposal asked the company to issue a report "assessing its response to" among other things, competitive pressures to increase energy efficiency. In other words, the resolution was asking for an assessment of how the company is performing in the marketplace. This could not be done without evaluating the risks facing the company. Similarly in and *Arch Coal, Inc*. (January 17, 2008) the proposal asked the company to issue a report on how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide emissions. Again, it was asking for an assessment of how the company is performing. Finally, in *Wells Fargo* (February 16, 2006) the resolution sought a report on the company's business strategy related to climate change. Unlike each of these resolutions cited by the company, the current resolution does not ask about the company's business strategy or any assessment thereof. It just asks the company to issue a report on the kinds of measures might be taken to improve the company's transparency.

Although the company would be free to do so, the report in question could focus on public and consumer relations and education, rather than controlling the company's liability exposures. As such, the requested report does not necessitate the kind of risk evaluation that the staff has found to be excludable.

Social policy exception is applicable.

The level of visibility and widespread challenges that the company and its sector are facing on the quality and content of products is exactly the type of public policy issue that the staff has generally found to qualify for the social policy issue exception. The idea that a proliferation of articles and reports is merely "third parties exercising their freedom of speech rights and disseminating those views via the internet" is a mischaracterization in the extreme of the level of visibility these issues have obtained in various media. Our letter cites the *BBC*, *Businessweek*, *The Daily Mail* and other publications as examples of how these issues have been affecting the Company's brand image and marketing environment. We stand by our conclusion that the social policy exception should apply if the staff finds that this resolution might otherwise touch on ordinary business.

Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Alice de V. Perry
Sharon P. Nixon, Securities Counsel, The Coca-Cola Company, snixon@na.ko.com

The Coca-Cola Company

Sharon P. Nixon
Securities Counsel
Office of the Secretary
Email: snixon@na.ko.com

P.O. Box 1734
Atlanta, GA 30301
(404) 676-2973
Fax: (404) 598-2973

Rule 14a-8(i)(7)

January 22, 2009

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Coca-Cola Company – Notice of Intent to Omit from Proxy Materials Shareholder Proposal Submitted by Alice de V. Perry

Ladies and Gentlemen:

The Coca-Cola Company, a Delaware corporation (the "Company"), is in receipt of the letter dated January 15, 2009 (the "Proponent Response Letter"), submitted to the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by Sanford J. Lewis, Attorney at Law (the "Proponent's Counsel), on behalf of Alice de V. Perry (the "Proponent") asserting that the Proponent's shareholder proposal (the "Proposal") may not be excluded pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the Company's proxy materials for its 2009 Annual Meeting of Shareowners (the "2009 Proxy Materials").

This letter is submitted to the Staff to confirm our position, as set forth in our letter to the Staff dated December 12, 2008 (the "No-Action Request"), that the Proposal is excludable from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(7) under the Exchange Act. For brevity sake, we do not restate the text of the Proposal herein and instead refer the Staff to Exhibit 1 to the No-Action Request.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter. A copy of this letter also is being provided simultaneously to the Proponent, the Proponent's Counsel and the Proponent's representative.

The Proposal Inappropriately Infringes Upon Fundamental Management Tasks and Seeks to Micro-Manage the Business

As previously stated in the No-Action Request, we believe that the Proposal is excludable under the ordinary business exclusion in Rule 14a-8(i)(7) as it involves fundamental ordinary business matters – modification of labels, packaging and marketing materials of products that bear the Company's trademarks. In this regard, the Proposal may be excluded because it seeks to micro-manage key components of our day-to-day business operations and involves intricate detail. See the No-Action Request at pages 2-4.

We find the Proponent's assertion that the Proposal is focused at a very broad policy level and does not seek to micro-manage the Company's operations unpersuasive. In support of this assertion, the Proponent lists a string of Staff no-action letters where the Staff has permitted proposals that seek a reasonable level of disclosure by companies about the use of ingredients of concern. See Proponent Response Letter at page 7. Unlike the proposals set forth in this string of no-action letters, the Proposal does not seek a reasonable level of disclosure about use of ingredients of concern. Instead, the words of the Proposal including the supporting statement[1] make it clear that the Proposal seeks to micro-manage fundamental ordinary business matters – matters concerning labeling, packaging and marketing materials of products that bear the Company's trademarks.

Likewise, the Proponent's argument that the detailed matters listed in the supporting statement to the Proposal are merely suggestive items to be covered by the report is unpersuasive. If these detailed items were merely suggestive, as the Proponent would like the Staff to believe, the supporting statement would have contained the word "*recommend*" instead of "*should*" as was the case in the supporting statement to the proposal set forth in *Wendy's*. In *Wendy's,* the supporting statement indicated that the sustainability report called for by that proposal "*should*" include a definition of sustainability and "*recommended*" that the company use the Global Reporting Initiative's Sustainability Reporting Guidelines to prepare the sustainability report. See Proponent Response Letter at page 8. This means that the *Wendy's* proposal, including the supporting statement, "*required*" the sustainability report to include a definition of sustainability and "*merely suggested*" that the company use the guidelines specified in preparing the report. Unlike the supporting statement in *Wendy's*, the language in the

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1 "Supporting statement:
Proponents believe such report should evaluate options for allowing consumers to learn more about what is in the bottle, such as the source of water and any contaminant levels known to our company. Proponents also believe the report should evaluate options for implementation, such as improved labeling, internet dissemination, point of sale communications, print documents or caller hotlines to make product specific information more accessible to consumers."

supporting statement to the Proposal is directive (i.e., the word "*should*" is included throughout) and details the matters that are "*required*" to be included by the Company in its report.

Assessment of Internal Risks Involves Ordinary Business Operations

As previously stated in the No-Action Request, to the extent that the Proposal asks the Company to "evaluate options" for providing additional information about its bottled water, including "the source of water and any contaminant levels known to our company," the Proposal is asking the Company to conduct an assessment of the risks associated with its current product descriptions and any other descriptions the Company may have considered.

The Proponent contends that the Company would not have to conduct a risk assessment in order to prepare the requested report. See Proponent Response Letter at page 9. The Company vigorously disagrees with this contention. The Proposal calls for the Company to provide new and expanded policy options addressing how it can change the manner in which it operates its business by changing the content of its product labels, packaging and marketing materials. The Proposal also calls for an evaluation of these policy options above and beyond any requirement of law or regulation.

In order to prepare the requested report, the Company would be required to engage in, and report on, an internal assessment of the potential legal and financial risks and liabilities related to the marketing and sale of its bottled beverage products. Decisions about product labels, packaging and marketing materials, including informational content, involve an evaluation of such risks and are precisely within the Company's ordinary business operations. Indeed, the introductory statement in the Proposal clearly indicates a focus on business and financial risks in the statements that the "long-term performance of Coca-Cola depends on the company's reputation with consumers" and "Coca-Cola and its shareholders have already suffered significant losses in sales, and damage to our corporation's reputation, as a result of previous questions about the safety of our beverage products." The Proposal suggests that if the Company does not address these issues it may suffer adverse financial consequences. The business repercussions and competitive effects of the new or expanded policy options called for in the Proposal are clearly a form of evaluation of risk best left to the business judgment of the Company's management.

We disagree with the Proponent's assertion that the literal language used in a proposal and supporting statement is dispositive of whether a proposal calls on a company to engage in an internal assessment of risk, and is therefore excludable in accordance with *Staff Legal Bulletin No. 14C* (June 28, 2005). ("SLB No. 14C"). To support this assertion, the Proponent cites a number of no-action letters that "expressly sought an evaluation of the economic risks to the company's operations" as indicating that express risk evaluation language is required in order for a proposal to be excludable. See Proponent Response Letter at page 9. Based on the language of Section D.2 of SLB No. 14C, we believe that the Staff does not focus on the literal language of a proposal in determining whether an internal evaluation of risk is called for in a proposal. Instead, the Staff looks to see if "a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health."

In the following letters the Staff concurred that each proposal could be excluded on the basis of evaluation of risk despite the fact that the word "risk" was not specifically used: *Pulte Homes Inc.* (March 1, 2007) (proposal requesting that the company provide a report assessing its response to rising regulatory, competitive and public pressure to increase energy efficiency); *Arch Coal, Inc.* (January 17, 2008) (proposal requesting a report on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide emissions from the company's operations and from use of its primary product; and Wells Fargo & Co. (February 16, 2006) (proposal requesting a report on the effect on Wells Fargo's business strategy of the challenges created by global climate change).

Social Policy Issue Exception Not Applicable

Several pages of the Proponent Response Letter contain excerpts from articles regarding product quality, beverage transparency and content issues. Third parties exercising their freedom of speech rights and disseminating those views via the internet, blogs and print material are not relevant to the social policy issue exception analysis and do not elevate the Proposal to one that raises a significant social policy issue. The question is whether the four corners of the proposal at issue raise a significant social policy issue.

In addition, none of the articles cited by the Proponent changes the fact that the Staff has not objected to excluding shareholder proposals when such proposals relate to a company's day-to-day business operations, regardless of the fact that such activities could be tied to a larger social issue. See the No-Action Request at page 6. The introductory statement to the Proposal suggests that the purpose of the report requested by the Proponent is for competitive and financial purposes. In this regard, the Proponent focuses on actions taken by a Company competitor regarding transparency and on the impact on the Company's reputation and long-term performance. See Proponent Response Letter at page 2. Therefore, the Company remains firm in its belief that the Proposal does not raise significant social policy concerns nor does it seek to request that the Company "minimize" or "eliminate" any of its operations that may impact the public's health or the environment. See SLB No. 14C.

For the foregoing reasons and the reasons set forth in the No-Action Request, it is our view that the Company may exclude the Proposal from its 2009 Proxy Materials under Rule 14a-8(i)(7).

Conclusion

For the reasons set forth above, the Company hereby respectfully requests confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is excluded from the 2009 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, the Company would appreciate the opportunity to confer with the Staff prior to issuance of the Staff's response.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgement copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. When a written response to this letter becomes available, please fax the letter to me at (404) 598-2973. Should the Staff have any questions in the meantime, please feel free to call me at (404) 676-2973.

Sincerely,

Sharon P. Nixon
Securities Counsel

cc: Alice de V. Perry
Mark Hays, Corporate Accountability International
Sanford J. Lewis, Esq.
Carol C. Hayes
Mark E. Preisinger